

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2022

Yongchen Lu
Chief Executive Officer
TH International Limited
2501 Central Plaza
227 Huangpi North Road
Shanghai, People's Republic of China, 200003

>   **Re: TH International Limited**
>   **Amendment No. 7 to Registration Statement on Form F-4**
>   **Filed July 5, 2022**
>   **File No. 333-259743**

Dear Mr. Lu:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2022 letter.

Amendment No. 7 to Registration Statement on Form F-4 filed July 5, 2022

Risk Factors
"The mutual termination of BofA Securities's engagements as a joint placement agent and financial advisor to THIL may indicate that . . . ", page 89

1.　　We note your disclosure that the "termination of BofA Securities's engagements as a joint placement agent and financial advisor to THIL <u>may indicate</u> that it is unwilling to be associated with the disclosure in this proxy statement/prospectus or the underlying business or financial analysis related to the Business Combination" (emphasis added), as well as additional instances of similar disclosure in which you discuss the termination / resignation of BofA Securities and UBS (for example, on pages xxii, 90, 91, 126 and

128). Please remove "may indicate" in each applicable instance to instead indicate that the applicable financial advisor "is unwilling" to be associated with the disclosure or underlying analysis.

Termination of BofA Securities's Engagements, page 124

2.   We note your response to comment 1, as well as your deleted disclosure. In your discussion of how "BofA Securities has declined to provide the letter . . . ," you continue to refer to "disclosure with respect to THIL and Silver Crest's understanding that a number of advisory firms, including BofA Securities, are generally seeking to withdraw from pending de-SPAC transactions due to the recent rule proposals by the SEC." As you have deleted the referenced disclosure, please also delete this description of such disclosure when discussing the letter request to both BofA Securities and to UBS. Please make conforming changes in your section entitled "Termination of UBS's Engagements" on page 128, as well as in your risk factors on pages 90 and 91.

        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: John Owen